UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Peridot Acquisition Corp. II

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G7008B105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Peridot Acquisition Sponsor II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,290,464(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,290,464(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,290,464(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.1%(2)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)

Represents 10,121,369 Class B Ordinary Shares, which, at the option of the holder, convert one-to-one into Class A Ordinary Shares and 10,169,095 Private Placement Warrants which entitle the holder to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to certain adjustments.

(2)

Calculated based on (i) 40,845,476 Class A Ordinary Shares, par value $0.0001 per share, (ii) 10,211,369 Class B Ordinary Shares, par value $0.0001 per share, and (iii) 10,169,095 Private Placement Warrants outstanding as of September 30, 2021, as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons CARNELIAN ENERGY CAPITAL HOLDINGS, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,290,464(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,290,464(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,290,464(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.1%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 10,121,369 Class B Ordinary Shares, which, at the option of the holder, convert one-to-one into Class A Ordinary Shares and 10,169,095 Private Placement Warrants which entitle the holder to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to certain adjustments.

(2)

Calculated based on (i) 40,845,476 Class A Ordinary Shares, par value $0.0001 per share, (ii) 10,211,369 Class B Ordinary Shares, par value $0.0001 per share, and (iii) 10,169,095 Private Placement Warrants outstanding as of September 30, 2021, as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons Tomas Ackerman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,290,464(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,290,464(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,290,464(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 10,121,369 Class B Ordinary Shares, which, at the option of the holder, convert one-to-one into Class A Ordinary Shares and 10,169,095 Private Placement Warrants which entitle the holder to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to certain adjustments.

(2)

Calculated based on (i) 40,845,476 Class A Ordinary Shares, par value $0.0001 per share, (ii) 10,211,369 Class B Ordinary Shares, par value $0.0001 per share, and (iii) 10,169,095 Private Placement Warrants outstanding as of September 30, 2021, as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons Daniel Goodman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,290,464(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,290,464(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,290,464(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 10,121,369 Class B Ordinary Shares, which, at the option of the holder, convert one-to-one into Class A Ordinary Shares and 10,169,095 Private Placement Warrants which entitle the holder to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to certain adjustments.

(2)

Calculated based on (i) 40,845,476 Class A Ordinary Shares, par value $0.0001 per share, (ii) 10,211,369 Class B Ordinary Shares, par value $0.0001 per share, and (iii) 10,169,095 Private Placement Warrants outstanding as of September 30, 2021, as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

Item 1(a).	Name of Issuer

Peridot Acquisition Corp. II

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2229 San Felipe Street, Suite 1450

Houston, TX 77019

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Peridot Acquisition Sponsor II, LLC

(ii)	CARNELIAN ENERGY CAPITAL HOLDINGS, LLC

(iii)	Tomas Ackerman

(iv)	Daniel Goodman

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2229 San Felipe Street, Suite 1450

Houston, TX 77019

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares

Item 2(e).	CUSIP Number

G7008B105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 20,290,464

(b)	Percent of Class: 33.1%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

This Schedule 13G is being filed by Peridot Acquisition Sponsor II, LLC (the “Sponsor”). CEC Aventurine Holdings, LLC (“Peridot Holdings”) shares voting and/or dispositive control over the securities held by the Sponsor. Peridot Holdings is controlled by Carnelian Energy Capital III, L.P. (“Carnelian Fund III”), its sole member. Carnelian Fund III is controlled by its general partner, Carnelian Energy Capital GP III, L.P. (“Carnelian L.P.”) and Carnelian L.P. is controlled by its general partner Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”). Messrs. Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022.

PERIDOT ACQUISITION SPONSOR II, LLC

By:	/s/ Jeffrey Gilbert
Name: Jeffrey Gilbert
Title: General Counsel and Corporate Secretary

CARNELIAN ENERGY CAPITAL HOLDINGS, LLC

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Manager

TOMAS ACKERMAN

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman

DANIEL GOODMAN

By:	/s/ Daniel Goodman
Name: Daniel Goodman

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022.